Issuer Free Writing Prospectus, dated November 7, 2019

Filed Pursuant to Rule 433 of the Securities Act of 1933

Registration Statement No. 333-225650

Relating to the Preliminary Prospectus Supplement

Dated November 6, 2019

Pricing Term Sheet

Sierra Oncology, Inc.

$103,000,000

Series A Convertible Voting Preferred Stock

Series A Warrants

Series B Warrants

(and shares of common stock underlying shares of Series A Convertible Voting Preferred Stock, Series A Warrants and Series B Warrants)

The information in this pricing term sheet supplements Sierra Oncology, Inc.’s preliminary prospectus supplement, dated November 6, 2019 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our,” “us” and “the company” refer to Sierra Oncology, Inc.

Issuer Sole Book-running Manager Lead Manager	Sierra Oncology, Inc. Jefferies LLC Oppenheimer & Co. Inc.

Pricing Date Settlement Date Securities offered by us

November 7, 2019

November 13, 2019

103,000 shares of Series A convertible voting preferred stock (the “Series A Preferred Stock”), 312,090,000 Series A warrants (the “Series A Warrants”) to purchase up to 312,090,000 shares of common stock, and 312,090,000 Series B warrants (the “Series B Warrants” and together with the Series A Warrants, the “warrants”) to purchase up to 102,989,700 shares of common stock.

Use of proceeds	We intend to use the net proceeds from this offering to fund MOMENTUM, our planned Phase 3 clinical trial of momelotinib, as well as for general corporate purposes.

Risk factors	Investing in our common stock involves a high degree of risk. See the “Risk Factors” section in the Preliminary Prospectus Supplement for a discussion of factors that you should consider before buying shares of our common stock.

Listing	There is no established public trading market for the Series A Preferred Stock or the warrants, and we do not expect a market to develop. In addition, we do not intend to apply for listing of the Series A Preferred Stock or the warrants on The Nasdaq Global Market or on any national securities or other nationally recognized trading system. Our common stock is listed on The Nasdaq Global Market under the symbol “SRRA.”

Series A Preferred Stock

Conversion Rights	Each share of Series A Preferred Stock is initially convertible into that number of shares of our common stock equal to the purchase price of the Series A preferred stock divided by the Conversion Price, which is equal to $0.33. The Series A Preferred Stock will automatically convert into shares of our common stock upon the 5th trading date following the announcement of the stockholder approval for a reverse stock split, provided that, we will not effect any conversion, and the holder will not have the right to convert, subject to certain exceptions, the Series A Preferred Stock for shares of our common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would own more than 9.99% of the total number of shares of our common stock then issued and outstanding, which percentage may be changed at the holder’s election to a lower percentage at any time or to a higher percentage upon 61 days’ notice to us, provided further that such limitation on conversion will automatically be adjusted to 19.99% with respect to any holder during the period that any employee, manager, partner, managing director or affiliate of such holder is then serving on our board of directors.

Voting rights	The Series A Preferred Stock will initially vote together with our common stock on an as-converted basis. Holders of our Series A Preferred Stock will be entitled to one vote for each share of common stock into which their Series A preferred stock is then-convertible, on all matters submitted to a vote of stockholders, including the Reverse Stock Split subject to certain limitations on conversion described herein. Following the date that the Series A Preferred Stock automatically convert into shares of our common stock, except as otherwise required by law, the Series A Preferred Stock will have no voting rights.

Liquidation	In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company or sale event, the assets of the company available for distribution to its stockholders shall be distributed among the holders of the shares of Series A Preferred Stock and common stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to common stock.

Series A Warrants

Exercise price

$0.33 per underlying share of common stock. Each Series A Warrant will be exercisable for one share of our common stock.

A holder of Series A Warrants may, in their sole discretion, exercise their Series A Warrant, in lieu of making the cash payment of the Series A Warrant exercise price, elect instead to receive upon such exercise the “net number” of shares of our common stock determined according to the formula set forth in the form of Series A Warrant.

Exercisability	Each Series A Warrant will be exercisable the first trading day following stockholder approval of an increase in our authorized common stock, provided that the holder will be prohibited, subject to certain exceptions, from exercising the Series A Warrant for shares of our common stock to the extent that immediately prior to or after giving effect to such exercise, the holder, together with its affiliates and other attribution parties, would own more than 9.99% of the total number of shares of our common stock then issued and outstanding, which percentage may be changed at the holder’s election to a lower percentage at any time or to a higher percentage upon 61 days’ notice to us.

Expiration	Each Series A Warrant will expire five years from the date it first becomes exercisable.

Series B Warrants

Exercise price

$0.33 per underlying share of common stock. Each Series B Warrant will be exercisable for 0.33 shares of our common stock.

Holders of Series B Warrants may only exercise the Series B Warrants by paying the exercise price in cash.

Exercisability	Each Series B Warrant will be exercisable the first trading day following stockholder approval of an increase in our authorized common stock, provided that the holder will be prohibited, subject to certain exceptions, from exercising the Series B Warrant for shares of our common stock to the extent that immediately prior to or after giving effect to such exercise, the holder, together with its affiliates and other attribution parties, would own more than 9.99% of the total number of shares of our common stock then issued and outstanding, which percentage may be changed at the holder’s election to a lower percentage at any time or to a higher percentage upon 61 days’ notice to us.

Expiration	Each Series B Warrant will expire on the 75th day anniversary of our announcement of top-line data from MOMENTUM.

We have filed a registration statement (including the Preliminary Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it from: Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by telephone at (877) 821-7388, or by e-mail: Prospectus_Department@Jefferies.com.

You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the securities described above.

Neither this pricing term sheet, nor the Preliminary Prospectus Supplement and accompanying prospectus constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where it is unlawful to do so, where the person making the offer is not qualified to do so or to any person who cannot legally be offered the securities.

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